GLOBAL DIGITAL SOLUTIONS, INC.

777 South Flagler Drive, Suite 800W

West Palm Beach, Florida 33401

Phone: 561-515-6163

August 29, 2014

Via Edgar

Pamela A. Long

Assistant Director

Division of Corporation Finance

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Global Digital Solutions, Inc. Form 8-K Filed June 19, 2014 File No. 000-26361

Dear Ms. Long:

Global Digital Solutions, Inc. (the “Company”), hereby responds to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 27, 2014, relating to the above referenced Form 8-K filed with the Commission on June 19, 2014 (the “Form 8-K”). We are concurrently submitting via EDGAR this letter and an Amended Form 8-K.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Form 8-K filed on August 19, 2014), all page references herein correspond to the page of the Amended Form 8-K.

Pamela A. Long

Assistant Director

Division of Corporation Finance

U. S. Securities and Exchange Commission

August 29, 2014

Form 8-K Filed June 19, 2014

Exhibit 99.1

17. You state that NACSV generated revenue of $6.2 million and EBITDA of $1.06 million in 2013. Based on the Form 8-K/A filed on August 18, 2014, it appears that NACSV actually generated revenues of $5.2 million and EBITDA of $718 thousand in 2013. Please amend your Form 8-K to make the appropriate revisions.

The Company has revised the disclosure in the Amended Form 8-K on Exhibit 99.1 to address the staff’s comment. The prior numbers were based on reviewed financial statements prepared by NACSV’s independent accounts using the “Completed Contracts” method of accounting. The audited financial statements filed with the Form 8-K/A on August 18, 2014 were prepared using the “Percentage of Completion” method of accounting and revenue and EBITDA recognized under this method differed.

18. We also note your statement that NACSV has an expected revenue run rate of between $12 million and $14 million and expected EBITDA of between $2.1 million and $2.4 million by December 31, 2014. Based on the Form 8-K/A filed on August 18, 2014, it appears that NACSV has generated revenues of $567K and EBITDA of $7 thousand for the three months ended March 31, 2014. As such, please provide us with your basis for the statements regarding the expected revenue run rate and expected EBITDA for NACSV for 2014. Otherwise, please amend your Form 8-K to revise the statements accordingly.

NACSV has generated revenue of $2.075 million and EBITDA of $418,000 for the six months ended June 30, 2014. NACSV currently has the following orders outstanding, or expected to be received, and completed by year-end:

1.	Air National Guard has awarded NACSV 11 Mobile Command Centers (“MCC”) valued at $515,000 each and 60 CBURN units valued at $68,500 each. 11 MCC’s and 10 CBURN units are expected to be delivered by year end.
2.	Polk County Sheriff's Office Crime Scene Trailer ($250,000) The Bid ended four weeks ago and NACSV has been led to believe hat it won the bid, but it has not received the purchase order yet.
3.	Providence, Rhode Island Police Department, BAT Vehicle ($350,000). NACSV won this bid three weeks and the vehicles in in production.
4.	University of Kentucky Police Department, Mobile Command Unit ($350,000). NACSV has submitted bid documents and has been led to believe it will be awarded the order.
5.	Albany, GA Police Department Mobile Command Center ($350,000). This order is in production.

The above orders total $8.3 million with expected EBITDA of $1.4 million. NACSV is confident that it will generate an additional $4 million of orders before the end of the year with EBITDA of approximately $700,000. The Company does not believe that any further amendment to the Form 8-K is required.

Pamela A. Long

Assistant Director

Division of Corporation Finance

U. S. Securities and Exchange Commission

August 29, 2014

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The Company believes the responses provided above fully addresses the Staff's comment.  If you have any questions, please call me at (561) 515-6163.

Sincerely,
Global Digital Solutions, Inc.

/s/ David A. Loppert
David A. Loppert
Chief Financial Officer

cc: Owen Naccarato

Law offices of Naccarato & Associates